Vignette Corporation

1301 South MoPac Expressway

Austin, TX 78746

File Number 000-25375

August 24, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Vignette Corporation
Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
Form 10-K for the year ended December 31, 2004 as amended
Form 10-Q for the period ended March 31, 2005 as amended

Dear Mr. Wilson:

On behalf of Vignette Corporation (the “Company”), we are responding to your letter dated July 6, 2005. The Company acknowledges responsibility for the adequacy and accuracy of the disclosures in the filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. In addition, the Company acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States. With those acknowledgements the Company respectfully requests that the Commission consider the Company’s comments and responses.

COMMENTS AND RESPONSES:

Form 10-K filed for the period ended December 31, 2004

Note 2. Summary of Significant Accounting Policies

Reclassification, page F-9

Response to Comment No. 1:

The Company believes that the disclosures provided at December 31, 2004 were adequate to inform readers of the financial statements as to the reclassification that was made for auction rate securities as of December 31, 2003. While not explicitly referring to SFAS 95 or SFAS 115 the Company provides the following information in the disclosure:

1)	The definition of cash and cash equivalents;

2)	Disclosure that auction rate securities were reclassified from cash and cash equivalents to short-term investments;

3)	The amount of securities reclassified as December 31, 2003; and

4)	The definition for short-term investments.

The Company believes that the disclosures provide information to the reader that auction rate securities meet the definition for short-term investments and are classified as such.

In assessing the adequacy of the disclosures the Company also considers qualitative characteristics. In the case of auction rate securities one must understand the impact to the financial statements and how the capital markets price and trade auction rate securities. In the review of the qualitative characteristics the company noted the following:

1)	The reclassification had no impact on the company’s results of operations;

2)	The reclassification had no impact on net current assets;

3)	The reclassification had no impact on the company’s overall financial position;

4)	The capital markets price and trade auction rate securities as highly liquid short-term investments;

5)	Investors and analysts consider cash, cash equivalents, and short-term investments in assessing the liquidity of the Company.

The Company therefore determined that when viewing the disclosures presented in relation to the qualitative characteristics that the readers of the financial statements were adequately informed as to the reclassification of auction rate securities. The Company does not believe that an additional amendment to the form 10-K for the year ended December 31, 2004 will provide the readers of the financial statements with any material information that would alter their decisions concerning those financial statements.

There were no changes in the Company’s internal control over financial reporting or the disclosure controls and procedures performed related to the review of the classification for auction rate securities. The Company diligently reviewed the classification of auction rate securities in light of the most recent interpretations of the authoritative literature. Therefore, after reviewing the literature and most recent interpretations the Company made the decision to classify auction rate securities as short-term investments for the period ended December 31, 2004 and to reclassify for the period ended December 31, 2003.

Given these facts the Company believes that disclosure controls and procedures were effective in arriving at the proper classification for auction rate securities. In addition, the

Company’s internal control over financial reporting was effective in properly stating the financial statements including all disclosures.

Prospective Disclosures:

The Company acknowledges the Commission’s concern for accurate and adequate disclosures concerning auction rate securities. The Company also recognizes the Commission’s desire to enhance disclosures for auction rate securities that may aid the readers of the Company’s financial statements. Therefore, the Company believes that a prospective approach best achieves the objective.

The Company expanded disclosures for the Form 10-Q for the period ended June 30, 2005 (See Exhibit A). The Company will continue to carry the expanded disclosure for all quarterly reports on Form 10-Q and annual reports on Form 10-K as long as there are years in the presentation requiring the reclassification of auction rate securities.

The Company respectfully requests that the Commission considers these comments and stands ready to discuss.

Sincerely,

/s/ Charles Sansbury

Charles Sansbury
Chief Financial Officer

VIGNETTE CORPORATION

Prospective Disclosures

For the period ended June 30, 2005

Exhibit A

Notes to Condensed Consolidated Financial Statements

NOTE 4 — Cash, Cash Equivalents, and Short-Term Investments

The Company considers all highly liquid investment securities with an original maturity of three months or less at the date of purchase to be cash equivalents. Auction rate securities, classified as cash and cash equivalents for the months ended June 30, 2004 have been reclassified within the Condensed Consolidated Statements of Cash Flows as short-term investments for the six months ended June 30, 2004 in order to comply with Statement of Accounting Standards No. 95. The Company had previously classified these instruments as cash equivalents if the period between interest rate reset was 90 days or less, which was based on our ability to liquidate our holdings or reinvest at the next reset period. As a result of this reclassification, cash and cash equivalents for the six months ended June 30, 2004 decreased by $98 million while short-term investments increased by the same amount. The impact to the Condensed Consolidated Statements of Cash Flows for the six months ended June 30. 2004 was to increase the cash provided by investing activities by $34 million and decrease cash and cash equivalents at end of period by $98 million. The reclassification had no impact on the Company’s results of operations, net current assets, or its overall financial position.

Auction rate securities are highly liquid, variable rate debt securities. While the underlying security has a long-term nominal maturity, the interest rate is reset

Exhibit A—Cont.

through dutch auctions that are typically held every 7, 28, or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period.

The Company classifies auction rate securities as “available for sale” pursuant to Statement of Accounting Standards No. 115. Furthermore, the Company classified these securities as short-term because; (i) we acquired and held these securities with the intent to liquidate them as the need for working capital arose in the ordinary course of business; (ii) we are able to either liquidate our holdings or roll our investment over to the next reset period at each rate reset interval as described above.

Short-term investments consist of marketable securities that have remaining maturities of less than one year from the balance sheet date, excluding cash equivalents, and auction rate securities as described above. Investment securities are classified as “available-for-sale” and are presented at estimated fair value with any unrealized gains or losses included in other comprehensive income (loss). Realized gains and losses are computed based on the specific identification method. Realized gains and losses were not material for the years presented.

Exhibit A—Cont.

Short-term investments consist of the following (in thousands):

	June 30, 2005			December 31, 2004
	Cost	Unrealized Gain (Loss)	Estimated Fair Value	Cost	Unrealized Gain (Loss)	Estimated Fair Value
Marketable securities:
Municipal and U.S. Government agencies	$2,529	$(1)	$2,528	$2,195	$8	$2,203
Corporate notes	9,072	(20)	9,052	16,711	(71)	16,640
Medium term notes	504	(1)	503	921	(4)	917
Auction rate securities	69,150	—	69,150	80,822	—	80,822

	$81,255	$(22)	$81,233	$100,649	$(67)	$100,582

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Accounting Reclassification

Certain reclassifications have been made to conform prior period financial information to the current presentation. These reclassifications had no effect on reported net income (losses). The Consolidated Statements of Cash Flows for the six months ended June 30, 2004 include the reclassification of auction rate securities from cash and cash equivalents to short-term

Exhibit A—Cont.

investments in order to comply with Statement of Accounting Standards No. 95. As a result of this reclassification, cash and cash equivalents for the six months ended June 30, 2004 decreased by $98 million while short-term investments increased by the same amount. The impact to the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2004 was to increase the cash provided by investing activities by $34 million and decrease cash and cash equivalents at end of period by $98 million. The reclassification had no impact on the Company’s results of operations, net current assets, or its overall financial position

Auction rate securities are highly liquid variable rate debt securities. While the underlying security has a long-term nominal maturity, the interest rate is reset through dutch auctions that are typically held every 7, 28, or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. The Company has invested a substantial amount of available cash in auction rate securities due to their competitive short-term interest rates and stable market values. The Company may reduce the investment in auction rate securities as the markets for other investments with longer investment horizons improve.

The company classifies auction rate securities as “available for sale” pursuant to Statement of Accounting Standards No. 115. Furthermore, the Company classified these securities as short-term because; (i) we acquired and held these securities with the intent to liquidate them as the need for working capital arose in the ordinary course of business; (ii) we are able to either liquidate our holdings or roll our investment over to the next reset period at each rate reset interval as described above.